Exhibit 99.1

OKYO Abstract Selected for Presentation at Premier Global Ophthalmology Congress

London and New York, NY, February 23, 2026. OKYO Pharma Limited (Nasdaq: OKYO), a clinical-stage biopharmaceutical company developing investigational therapies for the treatment of neuropathic corneal pain (NCP) and for inflammatory eye diseases, today announced that its abstract has been accepted for presentation at the Association for Research in Vision and Ophthalmology (ARVO) 2026 Annual Meeting, taking place May 3-7, 2026, in Denver, Colorado.

Chief Scientific Officer Raj Patil, Ph.D., will share the data in a presentation titled: “First-in-Human Study of Urcosimod to Treat Neuropathic Corneal Pain (NCP) Shows Clinically Meaningful Pain Reduction and Quality-of-Life Improvement in NCP Patients.”

This presentation highlights positive results from OKYO’s recently completed proof-of-concept Phase 2a clinical trial of urcosimod, a novel, non-opioid, preservative-free eye-drop therapy with dual pain-relieving and anti-inflammatory activity for neuropathic corneal pain (NCP). The first-in-human study in NCP patients demonstrated clinically meaningful reductions in pain—as measured by the Visual Analogue Scale (VAS)—along with improvements in quality-of-life metrics. In addition, urcosimod demonstrated the potential to help restore corneal nerve structure in patients suffering from neuropathic corneal pain.

Neuropathic corneal pain is a debilitating chronic ocular condition characterized by severe nerve-related pain without visible surface damage and currently has no FDA-approved treatments. Urcosimod holds FDA Fast Track designation for NCP and is the first candidate to receive IND clearance specifically for this indication. Following encouraging Phase 2a proof-of-concept results, OKYO is advancing urcosimod into a planned larger multicenter Phase 2b/3 trial (approximately 150 patients) to further evaluate its efficacy and safety, with initiation expected in the coming months.

“We are honored that our urcosimod data has been selected for presentation at ARVO 2026, one of the world’s leading forums for vision and ophthalmology research,” said Raj Patil, Ph.D., Chief Scientific Officer of OKYO Pharma. “These first-in-human results underscore urcosimod’s potential to address a significant unmet need in NCP by providing meaningful pain relief and enhancing patients’ quality of life. We look forward to sharing these findings with the scientific community and continuing to advance this promising therapy.”

The ARVO Annual Meeting attracts thousands of leading researchers, clinicians, and industry professionals focused on advancing eye and vision science.

As previously announced, urcosimod was granted the first IND application for the treatment of patients with NCP and was awarded fast track designation by the Food and Drug Administration (FDA). The company expects to initiate a ~150 subject Phase 2b/3 multiple-dose study of urcosimod to treat NCP in the first half of this year.

About Neuropathic Corneal Pain (NCP)

Neuropathic corneal pain (NCP) is a chronic, often debilitating condition characterized by severe pain and sensitivity of the eyes, and in some cases the face or head. It is thought to result from damage or dysfunction of corneal sensory nerves, often in combination with inflammatory processes, and may occur in patients with a range of underlying ophthalmic conditions. There are currently no FDA-approved therapies specifically for NCP, resulting in patients being treated with limited or no success using various topical and systemic medications in an off-label manner.

About Urcosimod (formerly called OK-101)

Urcosimod is a lipid conjugated chemerin peptide agonist of the ChemR23 G-protein coupled receptor which is typically found on immune cells of the eye responsible for the inflammatory response, as well as on neurons and glial cells in the dorsal root ganglion. Urcosimod has been shown to produce anti-inflammatory and pain-reducing activities in a mouse model of dry eye disease and in a neuropathic corneal pain mouse model, respectively. OKYO recently announced positive data on NCP pain reduction in a randomized, placebo-controlled, double-masked Phase 2a trial involving 18 neuropathic corneal pain subjects. Urcosimod has shown significant pain reduction in an earlier 240 subject Phase 2, multi-center, double-masked, placebo-controlled trial in DED, which supports the development rationale in NCP.

About OKYO Pharma

OKYO Pharma Limited (Nasdaq: OKYO) is a clinical-stage biopharmaceutical company developing innovative therapies for the treatment of neuropathic corneal pain (NCP) and inflammatory eye diseases, with ordinary shares listed for trading on the Nasdaq Capital Market. OKYO is focused on the discovery and development of novel molecules to treat neuropathic corneal pain and other ocular diseases. OKYO recently completed a successful phase 2 trial of its flagship drug urcosimod in subjects with NCP and plans to initiate a ~150 subject Phase 2b/3 multiple-dose study of urcosimod to treat NCP in the first half of this year.

For further information, please visit www.okyopharma.com.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry, its beliefs, and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These and additional risks and uncertainties are described more fully in the company’s filings with the SEC, including those factors identified as “Risk Factors” in our most recent Annual Report on Form 20-F, for the fiscal year ended March 31, 2025. The company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements, except as may be required by law.

For further inquiries:

OKYO Pharma Ltd

Paul Spencer, Business Development, and Investor Relations

+44 (0) 207 495 2379

Email: info@okyopharma.com